Exhibit 99.3

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company and related notes thereto for the year ended December 31, 2025. The consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Amounts presented in this MD&A may be rounded. The effective date of this MD&A is March 31, 2026.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 1: Forward-looking statements and risk factors

1.1 Forward-looking statements

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: the Company’s exploration plans and objectives and the timing and costs of these plans; future capital expenditures and requirements, and sources and timing of additional financing; the timing, costs and success of the Company’s exploration activities, estimates of the Company’s mineral resources; the realization of mineral resource estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; capital expenditures; the Company’s plans for its marketable securities in Dolly Varden Silver Corporation and Sirios Resources Inc. and the realization of carrying values of these and any other securities held for resale. Additional factors include liabilities related to unused tax benefits or flow-through obligations; statements relating to the business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date hereof and may change. Many assumptions are subject to risks and uncertainties, and so may prove to be incorrect, including the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to complete its planned exploration activities with its available working capital; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for exploration; the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned exploration activities under governmental and other applicable regulatory regimes including the legally, mandated consultation process with affected First Nations; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, tariffs, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements.

The foregoing is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2025, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s registration statement on Form 40-F for the year ended December 31, 2025 filed (or to be filed shortly hereafter) with the United States Securities and Exchange Commission (the “SEC”), and subsequent disclosure filings with the SEC, available on SEDAR+ at www.sedarplus.com and with the SEC at www.sec.gov, as applicable.

The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws in future disclosure filings.

Readers are cautioned not to place heavy reliance on forward looking statements.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

The mineral project technical information in this document has been prepared in accordance with NI 43-101, and the information contained herein may not be comparable to similar information disclosed by similar exploration companies reporting under S-K 1300. United States investors are cautioned that NI 43-101 and S-K 1300 differ in certain material respects as described above, and that the technical disclosure herein may not meet all requirements applicable to SEC-reporting companies.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

There is no assurance any mineral resources that the Company may report resources with sequentially lower confidence levels referred to as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the Regulation S-K 1300. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into the next higher category of mineral resources or ultimately into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.

The Company currently has no mineral resources which qualify as mineral reserves which requires that the estimated resources be demonstrated to be economic in at least a pre-feasibility level (± 30% estimates tolerance) study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. In Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by domestic U.S. companies which are subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Change in U.S. Securities Reporting Obligations

Previously, the Company filed its annual report with the U.S. Securities and Exchange Commission (the "SEC") on Form 20-F as a foreign private issuer. Effective December 31, 2025, the Company determined that it satisfies the eligibility requirements to register its securities and file its annual report under the Multijurisdictional Disclosure System ("MJDS") established jointly by the SEC and the Canadian Securities Administrators ("CSA").

Accordingly, for fiscal 2025 the Company has transitioned from filing its annual report on Form 20-F to filing on Form 40-F under the MJDS. Commencing with the annual report for the fiscal year ended December 31, 2025 the Company will file its annual report with the SEC on Form 40-F. This form permits eligible Canadian issuers to satisfy their SEC reporting obligations primarily by filing disclosure documents prepared in accordance with Canadian securities laws and filed on the System for Electronic Document Analysis and Retrieval ("SEDAR+").

To qualify for the MJDS and file on Form 40-F, the Company must, among other things, be incorporated or organized under the laws of Canada or a Canadian province or territory, be a "reporting issuer," or the equivalent, in at least one Canadian province for a minimum period of 12 months prior to filing, have an aggregate market value of its public float of at least US $75 million (as measured by the applicable threshold under General Instruction B(1) of Form 40-F); and not be an "ineligible issuer" as defined under SEC rules. The Company meets each of these criteria as of the date of this filing.

Under the MJDS, the Company's annual disclosure will continue to be prepared in accordance with applicable Canadian securities laws and will be filed on SEDAR+ in Canada. That disclosure will be included into the Company's Form 40-F filed with the SEC, and will therefore be available to U.S. investors through the SEC's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR").The transition from Form 20-F to Form 40-F is not expected to result in any material change to the nature or scope of the Company's public disclosure obligations except that for the fiscal years for which the Company filed using form 20-F, it was required to provide disclosure on its mineral properties under US Regulation S-K 1300 and will now provide technical disclosure compliant with Canadian NI 43-101 and the Canadian Institute of Mining and Metallurgy (CIM) Standards (see above disclosure for differences in these two standards). The Company remains subject to the continuous and timely disclosure requirements of applicable Canadian securities laws, as well as the reporting obligations arising from the registration of its securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Exchange Act Registration and Ongoing Obligations

The Company's common shares are registered under Section 12(g) of the Exchange Act. The Company will continue to comply with all applicable obligations arising under the Exchange Act, including the filing of annual reports on Form 40-F, the filing of Reports on Form 6-K to furnish material information to the SEC on an ongoing basis; and compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, to the extent applicable to MJDS filers.

1.2         Qualified persons and technical disclosures

Bryan Atkinson. P.Geol., Senior Vice President, Exploration, and Valerie Doyon, P.Geo., Senior Project Geologist of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A in respect to the Committee Bay and the Quebec projects respectively.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 2: Business Overview

Fury Gold is a Canadian-focused gold exploration company whose four material projects are strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. As a result of its April 28, 2025 acquisition of Quebec Precious Minerals Corp, the Company now has a portfolio of additional mineral projects (described below). The Company’s vision is to deliver shareholder value by growing our multi-million-ounce gold portfolio and other mineral projects through additional significant discoveries in Canada.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) has operated continuously as a mineral exploration company since then, and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is located in care of its Canadian attorneys at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and its mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

On December 31, 2025, the Company had four material mineral projects: Committee Bay in Nunavut, and Eau Claire, Sakami and Éléonore South in Quebec. The Eleanore South project is now owned 100% after the Company acquired a 49.978% interest which was previously held by Newmont Corporation (“Newmont”), in February 2024. As of December 31, 2025, the Company held a 12.26% common share interest in Dolly Varden Silver Corporation (“Dolly Varden”), which owns the Kitsault Valley project in British Columbia. The Company’s equity interest in Dolly Varden is accounted for as an investment in an associated company, meaning the investment is carried at cost less a share of Dolly Varden’s losses (or plus its income, if any) as well as any implied gains or losses from equity dilution. Accordingly, the carrying value of the Dolly Varden shares on the financial statements is unlikely to reflect the market value of these securities at any given time. The Dolly Varden investment would be required to be written down if the market value of these shares is determined to be persistently lower than its carrying value. On March 26, 2026 Dolly Varden closed a merger of equals transaction with Contango ORE Inc (“Contango“) and the Company’s holdings were converted into 1,860,755 Contango shares at this date.

The Company is a junior resource exploration issuer and as such is an expenditure-based business and does not have material revenues. The CEO, who is the chief operating decision maker (“CODM”), reviews the operating segments of the Company, and has determined that there are two reportable segments (Quebec and Nunavut). The Company focus on the acquisition, exploration, and development of mineral resource properties within Quebec and Nunavut. Its business success must be measured primarily by the success of its exploration programs in establishing that the Company’s mineral properties contain potential commercial deposits of precious metals.

Section 3: 2025 Highlights and subsequent events

3.1 Operational highlights

■	On March 17, 2026, the Company announced initial results from its Phase 1 13,000-metre exploration drill program at Eau Claire. The key highlight was infill drill hole 26EC-099, which targeted an inferred portion of the Eau Claire resource and intercepted 11.74 g/t gold over 6.63m approximately 40m down plunge from previous drilling. The company also announced the Phase 2 program which is anticipated to comprise of an additional 15,000 – 25,000m of drilling and is expected to continue through the spring and summer of 2026.

■

On December 8, 2025, the Company announced an initial inferred mineral resource estimate for the La Pointe Extension target on the Sakami gold project, located in the Eeyou Istchee Territory of the James Bay region in Northern Quebec. The initial inferred mineral resource comprised 23.9 million tonnes grading 1.07 g/t gold for 825,000 gold ounces. The entirety of the inferred mineral resource is contained within a conceptual open pit with a maximum depth of 400m. The La Pointe inferred resource remains open in all directions with immediate opportunities for expansion to the NE and SW as well as below the shallow portion of the conceptual open pit where drilling is limited to 175m below surface.

In addition to the inferred mineral resource at La Pointe Extension, the Company released a Mineral Exploration Target for the La Pointe prospect which ranges between 8.1 and 14.7 million tonnes grading from 1.11 to 1.57 g/t gold.

■

On November 24, 2025, the Company announced final results from its inaugural drill campaign at the Sakami gold project located in the Eeyou Istchee Territory of the James Bay region of Northern Quebec. The 2025 diamond drill program resulted in the completion of 3,685m in seven holes of which six drill holes totalling 2,965m targeted extensions and gaps at the La Pointe Extension prospect and one hole (720m) targeted an induced Polarization chargeability anomaly at the Juliette prospect. Drill hole 25SK-005, the southwestern most drill hole completed by the Company, intercepted 26.0m of 0.71 g/t gold including 6.5m of 1.76g/t gold. The intercept in drill hole 25SK-005 is 185m to the SW of drill hole 25SK-003, which intercepted 59m of 1.59 g/t gold. Drill hole 25SK-007 intercepted 22.2m of 0.83g/t gold including 2.9m of 1.71g/t gold and 1m of 8.62g/t gold in a shallow gap between two pods of mineralization.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

In addition to the drilling results the Company also announced the results of the regional 2025 soil sampling program which was completed along a regional fault splay some 10km to the west of La Pointe Extension. The soil grid resulted in the collection of 237 samples identifying six structurally controlled gold anomalies for potential follow up.

■

On November 10, 2025, the Company announced the results from the 2025 exploration drilling program at the Committee Bay project, located in the eastern Kitikmeot region of Nunavut, Canada. The 2025 drilling program comprised six (6) diamond drill holes totaling approximately 2,778 metres (m). Four of the drill holes (2,041m), targeting expansion of the Three Bluffs Shear Zone intercepted gold mineralization across 315m of strike with mineralized widths of up to 19.5m, including 5.73 grams per tonne (g/t) gold across 3.0m within a broader interval of 1.18 g/t gold over 19.5m (Hole 25TB155), which ended in the mineralized zone. The remaining two drill holes, which totaled 737m, tested the southern contact of the 8 kilometre (km) long Raven Shear Zone, which historically returned drill intercepts of up to 12.60 g/t gold over 5.49m and 31.1 g/t gold across 2.8m with outcropping gold mineralization defined over 1.4 km. Hole 25RV015, which was a 330m step-out from previous drilling intercepted 4.59 g/t gold over 1.5m.

■

On October 21, 2025, the Company announced that it had commenced a 10,000m drilling program at Eau Claire and provided an update on the Kipawa Rare Earths Project. The 10,000m drilling program was based on recommendation from the Eau Claire Preliminary Economic Assessment (PEA) focusing on resource growth and enhancing the mine plan. At Kipawa, the Company is currently reviewing the project and engaging with local stakeholders.

■	On October 17, 2025, the Company announced that it had filed a Technical Report in compliance with NI 43-101 in support of the September 2, 2025 PEA results news release.

■

On September 4, 2025, the Company announced the results from two additional drill holes at the Sakami gold project. Drill hole 25SK-002 was drilled 140 m below drill hole 25SK-001, where drill hole 25SK-003 was drilled 200 m below previous shallow drilling and 100 m to the west of the previously announced drill hole 25SK-001. Highlights from the additional two drill holes include 49.5 m of 0.6 g/t gold and 22.7 m at 1.47 g/t gold from drill hole 25SK-002, as well as 59 m of 1.59 g/t gold and 9.1 m of 0.92 g/t gold from drill hole 25SK-003. The reported intercepts leave the mineralization at La Pointe Extension open at depth and along strike to the west. Results from the remaining four drill holes are pending.

■

On September 2, 2025, the Company announced the results of a PEA for the Eau Claire gold deposit. The PEA represents an initial conceptual evaluation of the economic potential of Eau Claire’s mineral resources and was prepared in accordance with National Instrument 43-101 (“NI 43-101”) by SGS Geological Services. Three scenarios, all based on the same mine plan, were evaluated, each returning an after-tax net present value at a 5% discount rate (“NPV5”) and after-tax internal rate of return (“IRR”) at a gold price of US$2,400 per ounce (“oz”):

o	Full standalone operation with all processing on site (the “Base Case”)

■	After-tax NPV5 of $554 million (M) and after-tax IRR of 41%

o	Hybrid case starting with two years of toll milling, followed by full standalone crushing, milling, and processing on site (the “Hybrid Case”):

■	After-tax NPV5 of $610M and after-tax IRR of 53%

o	Full toll milling scenario, processing mineralized material off-site at a third-party facility (the “Toll Milling Case”):

■	After-tax NPV5 of $639M and after-tax IRR of 84%

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

■

On August 12, 2025, the Company announced the initial results from the inaugural drill campaign at the Sakami gold project. Drill hole 25SK-001, the first of six holes drilled to date, was designed to test the down plunge extension of gold mineralization intercepted in historical drilling and intercepted five distinct zones of gold mineralization across a 140-metre drilled length; 4.7 m of 2.72 g/t gold; 0.5 m of 10.2 g/t gold; 1.5 m of 5.17 g/t gold and; 11.8 m of 1.28 g/t gold and; 41.5 m of 1.23 g/t gold. Within the two broader intercepts of 11.8 m and 41.5 m, hosted within intense pervasive silicification, there is a high-grade core that includes intercepts of up to 7 m of 3.15 g/t gold.

■

On July 22, 2025, the Company announced preliminary metallurgical test results from its Ninaaskumuwin lithium discovery at Elmer East, revealing that the spodumene‑rich pegmatite is highly amenable to conventional lithium extraction, with heavy‑liquid separation yielding 62.2% lithium recovery and a concentrate grading 5.59% Li₂O. The samples contain up to 42% spodumene, with no impurity minerals detected, suggesting the potential to produce battery‑grade lithium carbonate or hydroxide. Combined with earlier drilling results—including 32.35 metres of 1.16% Li₂O—the findings indicate a fertile, highly fractionated LCT pegmatite that warrants further exploration and development.

■

On July 14, 2025, the Company commenced its 2025 exploration programs at Committee Bay, which comprised of 7 – 10 diamond drill holes totaling approximately 5,000 metres. The drilling had three primary goals:

o	Expansion of the Three Bluffs Shear Zone;

o	Testing regional shear zones along the Southern contact of the 8km long Raven shear zone;

o	Testing regional shear zones at Burro West.

■

On July 9, 2025, the Company reported strong maiden drill results from the Ninaaskumuwin lithium discovery at its Elmer East project in Quebec, highlighted by a key intercept of 32.35 metres grading 1.16% Li₂O in hole EE24‑003 and an additional 22.48 metres of 1.19% Li₂O in hole EE24‑002. The drilling confirmed a thick, spodumene‑bearing pegmatite with individual sample grades reaching up to 3.70% Li₂O, vertical continuity of mineralization down to 150 metres, and open potential both along strike and at depth. Surface samples had previously returned values up to 3.92% Li₂O, and the discovery benefits from excellent nearby infrastructure and proximity to Rio Tinto’s Galaxy Lithium project.

■

On June 16, 2025, the Company announced that it had finalized drill targeting for the Sakami Gold Project. The first phase of drilling commenced in late June and comprised approximately 3,000 – 5,000 metres with three priorities:

o	Discovery along a 23km long gold bearing structural corridor at the Juliette target;

o	Confirm historical mineralized intercepts at the La Pointe and La Pointe Extension targets;

o	Step out drilling along strike and down plunge of a high-grade corridor identified at La Pointe Extension.

■

On February 3, 2025, the Company announced the commencement of a diamond drilling program on the greenfield exploration Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec. Drilling targeted robust multi-faceted geological, geophysical, and geochemical gold anomalies within the same sedimentary rock package that hosts the Éléonore Mine. The fully funded first phase drilling campaign comprised approximately 4,000 – 6,000 metres (m) targeting an interpreted fold nose within the Low Formation sediments. Within the prospective folded stratigraphy are six undrilled priority targets spanning over 3 kilometres (km) of strike length that had been identified through a combination of biogeochemical sampling and interpretation of magnetics and electromagnetics survey data. The first phase of drilling focused within a northwest-southeast structural corridor where a strong correlation between anomalous gold, stratigraphy, and structure had been identified. The drill targets occur in a structurally complex setting with little to no outcrop exposure and the targeting model evolved with each hole drilled. The Company planned to complete approximately 15 of the 77 permitted drill holes as part of the first phase of drilling and additional drilling was based on the results and observations from this phase.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

3.2 Corporate highlights and subsequent events

■	On January 26, 2026, the Company announced the appointment of Mr. Phillips S. Baker Jr. to its Board of Directors as an independent director.

■

On November 12, 2025 the Company closed a private placement of 1,494,253 units of the Company (the “Units”) at a price of $0.87 per Unit for gross proceeds of $1.3 million. The Units are comprised of one share, and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder to purchase one common share (a “Warrant Share”) at a price of $1.20 per Warrant Share for a period of 24 months from the date of the closing.

■

On October 27, 2025 Benz Mining Corp (“Benz”) exercised their option to acquire the remaining 25% of the Eastmain Gold and Ruby Hill project from the Company. The additional 25% of the Eastmain Mine property was acquired by settling a cash payment of $750 and issuing common shares of Benz to the value of $250, while the acquisition of the remaining 25% of Ruby Hill was settled by a $100 cash payment.

■

On October 14, 2025, the Company closed a brokered private placement financing which it initially announced on September 22, 2025. The financing employed a tax advantaged structure by which the securities were initially sold to investors who received the tax advantages available for “flow-through shares” under the Canadian Income Tax Act and who then donated the securities to registered charity in Canada. The so-called “charity” structure allows the shares to be sold at a premium to market. A total of 9,915,000 flow-through units were sold to (the “Charity FT Units”) at a price per Charity FT Unit of C$1.21; and 6,003,000 flow-through shares (the “FT Shares”) at a price per FT Share of C$1.00, for total aggregate gross proceeds of $18 million. The Charity FT Units are comprised of one “flow-through” share (each, a “Charity FT Share”), and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder to purchase one non-flow through common share (a “Warrant Share”) at a price of $1.20 per Warrant Share for a period of 24 months from the date of the closing.

■	On September 17, 2025, the Company sold 500,000 of its holdings of common shares of Dolly Varden for net proceeds of $2,914.

■

On June 27, 2025, the Company announced the voting results from its Annual General Meeting (“Meeting”) of Shareholders held on June 26, 2025. The Company confirmed that each director nominee listed in the Company’s management information circular dated May 12, 2025, in connection with the Meeting were re-elected as directors of the Company and that Deloitte LLP was re-appointed as the Company’s auditor. In February 2026 the Company filed a notice that PriceWaterhouseCoopers LLP would be nominated for fiscal 2026 at the June 2026 shareholders meeting.

■

On June 20, 2025, the Company closed $3.08 Million financing (the “June 2025 Offering”) previously announced on June 5, 2025. The Company issued 3,999,701 common shares of the Company that qualify as “flow-through shares” as defined under subsection 66(15) of the Income Tax Act (Canada) at a price of C$0.77 per FT Share FT Shares are identical to all common shares except that they are tax advantaged securities in Canada that , generally speaking, allow the initial investor to deduct the cost thereof against taxable income in Canada provided the proceeds of issuance are spent exploring Canadian mineral projects. In connection with the June 2025 Offering, Agnico Eagle Mines Limited (“Agnico Eagle”) exercised its existing participation right and acquired 440,000 common shares of the Company at a price of C$0.67 per Share for gross proceeds of $295 (“AEM June Private Placement”). The Common Shares acquired in AEM June Private Placement do not qualify as “flow-through shares”. The proceeds from AEM June Private Placement will be used to advance the Company’s Committee Bay exploration program.

■

On May 27, 2025, the Company entered into a subscription agreement with Agnico Eagle pursuant to which Agnico Eagle has acquired, on a non-brokered private placement basis, 6,728,000 units in the capital of the Company (“Units”) at C$0.64 per Unit for gross proceeds of $4,306 (the “AEM Private Placement”). Each Unit consists of one common share of Fury and one common share purchase warrant. Each common share purchase warrant is exercisable to purchase one Share at C$0.80 for a 36-month period from the date of issuance on May 26, 2025, subject to accelerated expiry after 24 months if the market price of the Shares closes above C$0.80 for twenty consecutive trading days. This investment increases Agnico Eagle’s basic ownership to 6.3% of Fury’s issued shares and its defined “ownership interest” to 9.9% calculated on a “partially diluted” basis. $3.9 Million of this investment is allocated for exploration under the Company’s 2025 exploration program at the Committee Bay project and the remainder is available for other projects and general corporate purposes. Agnico Eagle was also granted certain rights (provided that it maintains certain ownership thresholds), including (i) the right to nominate one person to the board of directors of the Company, and (ii) the right to participate in certain equity offerings and top-up its holdings in relation to dilutive issuances in order to maintain or acquire up to the greater of Agnico Eagle’s then-current ownership interest and an ownership interest of 9.9%.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

■	On May 8, 2025, the Company sold 1,000,000 common shares of its holdings of Dolly Varden for net proceeds of $3,625.

■

On April 28, 2025, the Company completed the acquisition of Quebec Precious Metals Corporation (“QPM”) originally announced on February 26, 2025. Fury acquired all of the issued and outstanding common shares of QPM by issuing an aggregate of 8,394,045 Fury shares on close, valued at $4.53 Million. The Company thereby acquired three prospective projects (one precious metal, one critical mineral and one rare earths) which are not individually material to Fury at this time. The QPM acquisition is not a significant acquisition in accordance with National Instrument 51-102 and therefore, no business acquisition report will be filed.

■	On March 26, 2025, the Company announced that director Isabelle Cadieux had resigned from the Fury Board of directors to pursue other opportunities.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 4: Projects overview

Locations of the Company’s four material mineral projects and the non-material Kipawa rare earths project.

4.1 Indigenous community relations and environmental

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and aboriginal and local community engagement at all its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural intelligence development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

■	the provision of jobs and training programs

■	contracting opportunities

■	capacity funding for Indigenous engagement

■	sponsorship of community events

■	supporting professional development opportunities, building cultural and community intelligence capacity.

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nation governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

4.2 Quebec

Fury Gold holds 100% interests in the Eau Claire project as well as interests in ten other properties covering approximately 157,000 hectares predominantly within the Eeyou Istchee James Bay region of Quebec. This now includes a 100% interest in the Éléonore South Project. Through the acquisition of Quebec Precious Metals Corporation on April 28, 2025, the company acquired 100% interests in three projects: Sakami, Elmer East and Cheechoo – Eleonore Trend, and a 68% interest in the Heavy Rare Earth Elements (HREE) Kipawa project (the remaining 32% is held by Investissement Quebec).

4.2.1         Eau Claire

The Eau Claire project is located immediately north of the Paix Des Braves reservoir, 10km northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 23,000 hectares. These claims are held 100% by Fury Gold and are in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are composed of volcanic rocks of basaltic to rhyolitic composition and related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

On September 2, 2025, the Company announced the results of a Preliminary Economic Assessment (“PEA”) for the Eau Claire Gold Deposit which was conducted by the independent engineering firm SGS Geological Services. The PEA contemplates a primary underground mining operation complemented by 2 small open pits. Production from the underground (“UG”) mine will start in year minus 1 with a small bulk sample, with full UG operations continuing through to year 11. In total, the underground would produce 702koz gold at an average diluted head grade of 5.22 g/t gold from 4.40Mt of material. The conventional open pits (“OP”) would operate for 8 years, recovering a total of 132koz gold at an average diluted grade of 2.50 g/t gold from 1.73Mt of material.

Percival to Serendipity trend:

The Serendipity Prospect is situated 16 km northeast of the Eau Claire Deposit and 6.5 km north northeast of the Percival Deposit along the Hashimoto Deformation Zone, which is related to the Cannard Deformation Zone, one of the primary controls on gold mineralization within the region. The 2024 drilling tested five robust distinct geochemical targets up to 150x background values proximal to the regional scale Hashimoto Deformation Zone within prospective folded stratigraphy across approximately 2 km of strike length. Limited historical drilling near Serendipity intercepted 7.9 m of 1.23 g/t gold; 12.1 m of 1.38 g/t gold and 1.5 m of 4.27 g/t gold.

Fury’s technical team has demonstrated the effectiveness of drilling biogeochemical anomalies in covered terrain within our project areas and continues to build a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization along the Percival to Serendipity trend. Broad low-grade gold mineralization occurs along well-defined structural splays sub-parallel to the regional Cannard and Hashimoto Deformation Zones. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification and alteration. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable, mineralized body.

The Company expects to incur approximately $12 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2026.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

4.2.2          Éléonore South

The 100% owned Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. Exploration over the past 13 years has largely been focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the Property. Approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25m of 4.22 g/t gold (Au); 6.0m of 49.50 g/t Au including 1.0m of 294 g/t Au and 23.8m of 3.08 g/t Au including 1.5m of 27.80 g/t Au.

The Company expects to incur approximately $35 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2025. No additional work is planned for 2026. The Company is reviewing targets and priorities for 2026.

4.2.3          Sakami

The winter road accessible Sakami project covers approximately 14,250 hectares (ha), 30 km to the east of the paved Billy Diamond Highway. The Project straddles the prospective structural corridor marking the contact between the Opinaca and La Grande Geological subprovinces, where gold mineralization has been identified across over 23 km. Gold mineralization is located at the base of a sulphide rich horizon located along and proximal to regional-scale shearing, marking the contact between the two geological subprovinces.

The results from the 3,000 – 5,000m Phase 1 program announced on June 16, 2025 was announced through news releases dated August 12, September 4 and November 24, 2025 as described in section 3.1. The results include:

-

Drill hole 25SK-001 intercepted five distinct zones of gold mineralization across a 140-metre (m) drilled length; 4.7 m of 2.72 g/t gold; 0.5 m of 10.2 g/t gold; 1.5 m of 5.17 g/t gold; 11.8 m of 1.28 g/t gold and; 41.5 m of 1.23 g/t gold;

-	Drill hole 25SK-002 intercepted 49.5 m of 0.6 g/t gold and 22.7 m at 1.47 g/t gold;

-	Drill hole 25SK-003 intercepted 59 m of 1.59 g/t gold and 9.1 m of 0.92 g/t gold;

-	Drill hole 25SK-007 intercepted 22.2m of 0.83g/t gold including 2.9m of 1.71g/t gold and 1m of 8.62g/t gold in a shallow gap between two pods of mineralization.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

On December 8, 2025, the Company announced an initial inferred mineral resource estimate for the La Pointe Extension target on the Sakami gold project, located in the Eeyou Istchee Terittory of the James Bay region in Northern Quebec. The initial inferred mineral resource comprised 23.9 million tonnes grading 1.07 g/t gold for 825,000 gold ounces. The entirety of the inferred mineral resource is contained within a conceptual open pit with a maximum depth of 400m. The La Pointe inferred resource remains open in all directions with immediate opportunities for expansion to the NE and SW as well as below the shallow portion of the conceptual open pit where drilling is limited to 175m below surface.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Figure 1: Long Section view looking NW of the La Pointe Extension initial open pit contained mineral resource estimate

In addition to the inferred mineral resource at La Pointe Extension, the Company released a Mineral Exploration Target for the La Pointe prospect which ranges between 8.1 and 14.7 million tonnes grading from 1.11 to 1.57 g/t gold.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Gold mineralization has been intercepted across widths of up to 75 m and to a depth of up to 500 m. The identified gold mineralization at both La Pointe and La Pointe Extension remains open to depth and along strike. Further south along the same gold-bearing structure lies an intriguing undrilled coincident gold in soil geochemical anomalies and Induce Polarization (IP) geophysical chargeability anomaly with similar signature to the La Pointe and La Pointe Extension targets.

The Company expects to incur approximately $22 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2026.

La Pointe Extension Resource Estimate technical report

The La Pointe Extension resource estimation was completed in a technical report authored by Olivier Vadnai-Leblanc, P. Geo., Geologist with SGS Geological Services (“Initial Mineral Resource Estimate for the Sakami Project, Eeyou Istchee Territory, James Bay Region of Quebec, Canada” which is dated January 21, 2026, has an effective date of November 11, 2025, and is filed on SEDAR+).

4.2.4          Elmer East

The Elmer East property covers approximately 45,735 ha and is easily accessible from the paved Billy Diamond highway. The project is located approximately 60 km north of the “km 381” rest stop where accommodations, fuel catering and power are available. The property is host to an undrilled 4.2 km long east–west oriented gold and base metal bearing structural trends known as the Lloyd showing where grab samples have returned results of up to 68.10 g/t gold, 7.99% Zinc and 7,660 ppm Copper.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Spodumene bearing pegmatites have been identified throughout the QPM land package with a recently completed drilling campaign at the Ninaaskumuwin project where +20 m spodumene bearing pegmatites with vertical continuity of up to 150 m were intercepted in drilling late 2024.

On July 9, 2025, the Company announced the results of the 2024 diamond drilling campaign targeting spodumene bearing pegmatites at Elmer East. The program comprised 825 m of diamond drilling in 5 drill holes. The drilling targeted a spodumene-bearing pegmatite outcrop, which returned surface samples of up to 3.92% Li2O. Highlights from the drill campaign include 32.35 m of 1.16% Li2O from EE24-003 and 22.48 m of 1.19% Li2O from EE24-002. Drilling confirmed the vertical continuity of lithium mineralization from surface down to 150 m. The lithium mineralized spodumene-bearing pegmatite intercepted remains open at depth and along strike. This new lithium discovery sits approximately 50 km north of Rio Tinto plc’s Galaxy Lithium project, acquired in March 2025 as part of the broader acquisition of Arcadium Lithium plc for US$ 6.7 billion.

On July 22, 2025, the Company announced the results from metallurgical test work completed on the lithium mineralized pegmatite intercepted in the 2024 drill campaign. The objective of the metallurgical test work was to characterize the mineralogy and metallurgical properties of the spodumene-bearing pegmatite intercepted in drilling. Results from the preliminary test work indicate that the Ninaaskumuwin lithium mineralization is amenable to conventional lithium extraction techniques with Heavy Liquid Separation resulting in recovery of 62.2% Lithium and a concentrate grade of 5.59% Li2O from a single composite sample. Results from the test work indicate:

■	Samples analysed contain up to 42% spodumene;

■	Spodumene is the sole lithium-bearing mineral identified;

■	The pegmatite intercepted is free of impurities indicating that lithium concentrates suitable for lithium carbonate and lithium hydroxide battery grade products could possibly be produced;

■	The Ninaaskumuwin pegmatite is a highly fractionated and fertile Lithium Cesium and Tantalum (LCT) pegmatite;

■	Grades of the 85 samples analysed range from 0.02% to 3.71% Li2O and 0.36% to 6.30 % Fe2O3; and

■	Recoveries of 62.2% Li and concentrate grade of 5.59% Li2O received from a single composite.

The Company expects to incur approximately $64 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2025. No work is currently planned for 2025.

4.2.5          Kipawa

The Heavy Rare Earth Elements (HREE) Kipawa project (68% owned through the Company’s subsidiary and 32% owned by Investissement Québec), 50 km east of Temiscaming in southwestern Quebec, is host to a historical 2013 Proven and Probable reserves of 19.8 million tonnes grading 0.411% total rare earth oxides (TREO). The road accessible project covers an area of 4,300 hectares with good access to local infrastructure.

The historical resource and reserve estimates discussed above have not been sufficiently reviewed by the Company to be deemed a current mineral resource or mineral reserve. Fury does not treat this historical resource and reserve estimate as current. There are no current mineral reserve or mineral resource estimates for the Kipawa Project.

The Company expects to incur approximately $3 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2026. The Company is currently reviewing the project and engaging with local stakeholders.

4.3 Nunavut

Committee Bay Project

The Committee Bay project comprises approximately 238,000 hectares situated along the Committee Bay Greenstone Belt located 180km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited. The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

On June 3, 2025, the Company announced the 2025 exploration plans for the Committee Bay project. The 2025 Committee Bay exploration program commenced in early July 2025 and will comprise 7 – 10 diamond drill holes totaling approximately 5,000 metres.

The 2025 drilling had three primary goals;

■

Expansion of the Three Bluffs Shear Zone target first identified in 2021 where drill hole 21TB152 intercepted three discrete zones of high-grade gold mineralization over a 30 m drill width, including 10.0 m of 13.93 g/t gold, 3.0 m of 18.67 g/t gold and 1.0 m of 23.2 g/t gold in a 120 m step-out from the defined mineral resource (see news release dated December 1, 2021);

■

Testing regional shear zones along the southern contact of the 8 km-long Raven shear zone where samples of up to 32.90 g/t gold have been returned from an undrilled outcrop (see news release dated February 16, 2022);

■	Testing regional shear zones at Burro West where a 300 by 300 m gold in till anomaly was identified in 2024.

On July 14, 2025, the Company announced that the 2025 diamond drilling campaign had commenced at the Committee Bay project.

On November 10, 2025, the Company announced the results from the 2025 exploration drilling program at the Committee Bay project, located in the eastern Kitikmeot region of Nunavut, Canada. The 2025 drilling program comprised six (6) diamond drill holes totaling approximately 2,778 metres (m). Four of the drill holes (2,041m), targeting expansion of the Three Bluffs Shear Zone intercepted gold mineralization across 315m of strike with mineralized widths of up to 19.5m, including 5.73 grams per tonne (g/t) gold across 3.0m within a broader interval of 1.18 g/t gold over 19.5m (Hole 25TB155), which ended in the mineralized zone. The remaining two drill holes, which totaled 737m, tested the southern contact of the 8 kilometre (km) long Raven Shear Zone, which historically returned drill intercepts of up to 12.60 g/t gold over 5.49m and 31.1 g/t gold across 2.8m with outcropping gold mineralization defined over 1.4 km. Hole 25RV015, which was a 330m step-out from previous drilling intercepted 4.59 g/t gold over 1.5m.

The Company expects to incur approximately $160 in annual mineral claims expenditures in 2026, in order to keep the property in good standing. Payments totalling $157 were made during the year ended December 31, 2025, in respect of these mineral claims.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by APEX Geoscience Ltd. (“APEX”) (see the Technical Report on the Committee Bay Project, Nunavut Territory, Canada, dated September 11, 2023, and filed under Fury’s SEDAR+ profile). It supersedes all previous Committee Bay technical reports.

Section 5: Review of annual financial information

Years ended December 31
	2025	2024
Net loss	6,459	108,138
Total comprehensive loss	6,478	108,141
Basic and diluted loss per share	$0.04	$0.73
Total assets	108,319	85,112

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

5.1 Year ended December 31, 2025, as compared to the year ended December 31, 2024

During the year ended December 31, 2025, the Company reported a total net loss of $6,459 and loss per share of C$0.04 compared to a total net loss of $108,138 and loss per share of C$0.73 for the year ended December 31, 2024 due to impairment expenses of $100,873 recognized effective December 31, 2024.

The significant decrease in net loss was primarily due to impairment expenses of $100,873 assessed on the Company’s mineral properties interests in 2024 which was recognized primarily due to the long-term discrepancy between the Company’s implied stock market capitalization versus the much higher carrying value of these written-down projects. Additionally, other significant changes were as follows:

Operating expenses:

■

Exploration and evaluation costs increased from $5,512 for the year ended December 31, 2024, to $12,853 for the year ended December 31, 2025. The increase resulted from robust exploration programs throughout 2025, including at Sakami, Eau Claire, and Committee Bay, whereas in 2024, after the initial Elenore South drill program in March wrapped up; the program at Eau Claire only started during the last part of June and concluded mid-August;

■

Fees, salaries, and other employment benefits increased to $2,369 for the year ended December 31, 2025, compared to $2,202 for the year ended December 31, 2024. The higher costs were a result of annual salary adjustments;

■

Legal and professional fees increased to $1,158 for the year ended December 31, 2025, compared to $789 for the year ended December 31, 2024. The higher costs in the current year are primarily a result of professional fees related to the valuation of mineral property interests, additional audit fees and additional internal control over financial reporting work as part of the current year’s integrated audit;

■

Marketing and investor relations increased to $798 for the year ended December 31, 2025, compared to $677 for the year ended December 31, 2024. The increase was driven by ramped up marketing and investor relations activities in accordance with the increase in gold price during the year; and

■	Office and administration decreased to $302 for the year ended December 31, 2025, compared to $461 for the year ended December 31, 2024.

Other expenses (income), net:

■

$100,873 impairment expense for the year ended December 31, 2024, arose from the assessment of the Company’s mineral property interests, whereas there was no similar transaction in the year ended December 31, 2025;

■

Gain on investments of $7,479 for the year ended December 31, 2025, compared to $4,109 for the year ended December 31, 2024, was a result of the Company’s disposition of Dolly Varden shares in the current year, combined with higher dilution gain consistent with the increased equity financing transactions completed by Dolly Varden as compared to the previous year;

■

Net gain from marketable securities of $5,845 for the year ended December 31, 2025, compared to $373 for the year ended December 31, 2024 was due to an increase in fair value of securities held in 2025 compared to the fair value of securities held in 2024;

■

Net gain on disposal of mineral properties of $1,100 for the year ended December 31, 2025 compared to $nil for the year ended December 31, 2024 was a result of Benz Mining Corp. acquiring the remaining 25% interest (for a total 100% undivided interest) of the Eastmain Mine and Ruby Hill Properties during Q4 2025; and

■

Other income of $168 for the year ended December 31, 2025 was from expenses eligible for government grant that were recognized in the year; whereas other income of $566 for the year ended December 31, 2024 was from fuel resale.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 6: Review of quarterly financial information

Three months ended:	Interest income	Net (earnings) loss(1)	Comprehensive (earnings) loss(1)	(Earnings) loss per share (C$/share)
December 31, 2025	$125	$(3,227)	$(3,214)	$(0.02)
September 30, 2025	53	4,699	4,701	0.03
June 30, 2025	35	1,996	1,998	0.01
March 31, 2025	44	2,991	2,993	0.02
December 31, 2024	60	101,256	101,257	0.68
September 30, 2024	75	2,673	2,673	0.02
June 30, 2024	82	3,496	3,497	0.02
March 31, 2024	82	714	715	0.01
December 31, 2023	119	4,609	4,612	0.03
September 30, 2023	162	6,650	6,649	0.05
June 30, 2023	188	3,293	3,296	0.02
March 31, 2023	121	2,661	2,662	0.02

(1) Certain periods have been restated within this document to correct a misstatement which was identified in the fourth quarter of 2024. See section 6.2 below for details

6.1 Three months ended December 31, 2025, compared to three months ended December 31, 2024

During the three months ended December 31, 2025, the Company reported net income of $3,227 and earnings per share of C$0.02 compared to a net loss of $101,257 and loss per share of C$0.68 for the three months ended December 31, 2024. The significant drivers of the change in total net loss were as follows:

Operating expenses:

■

Exploration and evaluation costs increased to $3,363 for the three months ended December 31, 2025, compared to $718 for the three months ended December 31, 2024. The higher exploration expense in the last quarter of 2025 was a result of the drilling program at Eau Claire, whereas 2024 drill programs finished in mid-August;

■

Legal and professional fees increased to $262 for the three months ended December 31, 2025 compared to $188 for the three months ended December 31, 2024. The higher costs in 2025 were primarily due to professional fees associated with internal control over financial reporting services during the quarter compared to the prior year; and

■	Office and administration decreased to $85 for the three months ended December 31, 2025, compared to $181 for the three months ended December 31, 2024

Other (income) expenses, net:

■

$100,873 impairment expense for the three months ended December 31, 2024 arose from the fair value assessment of the Company’s mineral property interests, compared to $nil for the three months ended December 31, 2025;

■

Net gain on marketable securities of $5,145 for the three months ended December 31, 2025 compared to $182 for the three months ended December 31, 2024 was a result of a significant increase in securities prices in the quarter compared to the same comparable quarter; and

■

Net gain on disposal of mineral properties of $1,100 for the three months ended December 31, 2025 compared to $nil for the three months ended December 31, 2024 was a result of Benz Mining Corp. acquiring the remaining 25% interest (for a total 100% undivided interest) of the Eastmain Mine and Ruby Hill Properties during Q4 2025.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 7: Financial position, liquidity, and capital resources

As at and for the year ended:	December 31 2025	December 31 2024
Cash	$21,197	$4,912
Restricted cash	144	144
Marketable securities	7,783	2,358
Other investment (1)	2,031	2,063
Other assets	1,283	979
Mineral property interests	49,918	45,200
Investments in associates	25,963	29,456
Current liabilities	2,835	1,864
Non-current liabilities	4,473	5,045
Working capital surplus (2)	29,162	8,045
Accumulated deficit	263,651	257,192
Cash used in operating activities	(16,660)	(8,073)
Cash provided by investing activities	7,739	1,395
Cash provided by financing activities	25,225	4,277

(1) Investment in unlisted shares of Alsym Energy Inc.

(2) Defined as total current assets less total current liabilities

7.1 Cash flows

Operating activities:

■

During the year ended December 31, 2025, the Company used cash of $16,660 in operating activities compared to $8,073 during the year ended December 31, 2024. The cash outflow was lower in 2024 due to overall lower operating expenditure compared to 2025, together with a higher net outflow of non-cash working capital compared to 2024.

Investing activities:

■

During the year ended December 31, 2025, the Company generated cash from investing activities of $7,739, representing net receipt of $6,539 from selling Dolly Varden shares, $850 from disposition of mineral properties and net receipts of $670 for selling marketable securities, offset by mineral property interest additions of $402 and equipment addition of $175. During the year ended December 31, 2024, the Company generated cash from investing activities of $1,395, representing proceeds from the sale of some Dolly Varden shares, partially offset by the acquisition of mineral interests, marketable securities, and other investments.

Financing activities:

■

For the year ended December 31, 2025, cash provided by financing activities of $25,225 represented primarily by the net proceeds received from private placements that raised net $5,700 and flow-through financings which raised net $19,461. For the year ended December 31, 2024, cash provided by financing activities of $4,277 primarily represented the net proceeds received in respect of a flow through common share offering which was completed in June 2024.

7.2 Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and commitments as at December 31, 2025, shown in contractual undiscounted cashflows:

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2025	At December 31 2024
Accounts payable and accrued liabilities	$2,023	$-	$-	$2,023	$855
Deferred government grant	22	-	-	22	-
Flow-through expenditure requirements	790	-	-	790	944
Undiscounted lease payments	-	-	-	-	65
Total	$2,835	$-	$-	$2,835	$1,864

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. The Company estimates that $501 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2026.

In addition, the Company is committed to certain office rental expense in respect of shared head office premises as noted in section 9.

7.3 Summary of mineral property interests

A summary of the carrying amounts of the Company’s mineral property interests is as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2023	$122,978	$19,661	$142,639
Additions	3,030	-	3,030
Change in estimate of provision for site reclamation and closure	(23)	427	404
Impairment	(88,885)	(11,988)	(100,873)
Balance at December 31, 2024	$37,100	$8,100	$45,200
Additions	5,436	-	5,436
Change in estimate of provision for site reclamation and closure	(597)	(121)	(718)
Balance at December 31, 2025	$41,939	$7,979	$49,918

On February 29, 2024, the Company, and its former joint operations partner Newmont, through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $30 in transaction costs. As part of the same transaction, the Company also acquired a 10.9% interest in Sirios Resources Inc. for $1,300 which is held as marketable securities.

The Company’s market capitalization had been persistently below the carrying value of its mineral properties over the last few years, and, accordingly, the Company engaged a third-party valuation specialist to conduct a review to determine a more reflective carrying value of these mineral property interests. The resulting report recommended an impairment charge to better reflect their values. Accordingly, the Company recorded an impairment charge of $100,873 for the year ended December 31, 2024.

On April 28, 2025, the Company acquired all of the issued and outstanding common shares of Quebec Precious Metals Corporation. The QPM Acquisition was accounted for as an asset acquisition, with its mineral property interests valued at $5,436.

During October 2025, the Company received the first milestone payment from Benz to acquire the remaining 25% interest (for a total 100% undivided interest) of the Eastmain Mine and Ruby Hill Properties. The payment of $1,100 consisted of $850 cash and Benz Common Shares with a market value at the time of $250.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

7.4 Capital resources

The Company seeks to proactively manage its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this MD&A, the Company expects its existing working capital and other capital resources to support certain planned activities for the next 12 months at the Eau Claire and Committee Bay projects and short-term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

During the year ended December 31, 2025, the Company issued 8,394,045 common shares as part of the QPM acquisition with a fair market value of $4,533. Share issuance costs incurred in respect of the acquisition were $199.

The Company closed a non-brokered private equity placement for gross proceeds of $4,306, consisting of 6,728,000 units at C$0.64 per unit. Each unit consisted of one common share of Fury Gold and one common share purchase warrant exercisable to purchase one Fury Gold common share at C$0.80 for a period of three years. Share issuance costs incurred in respect of the private placement were $123.

The same investor exercised its existing participation right in the June 2025 Offering and acquired additional 440,000 common shares of the Company at a price of C$0.67 per share for gross proceeds of $295. The funds raise from this investor will be used to advance the Company’s Committee Bay exploration program.

In October 2025, the Company issued (i) 9,915,000 flow-through units at a price of C$1.21 per unit and (ii) 6,003,000 flow-through at a price of C$1.00 per share, for total aggregate gross proceeds of $18,000 (“Oct 2025 Offering”). Each unit consists of one common share of Fury Gold and one-half common share purchase warrant, two of which is exercisable to purchase one additional common share at C$1.20 per warrant share for a period of two years. Share issuance costs related to the Oct 2025 Offering totaled $1,396, which included $1,198 in commissions and $198 in other issuance costs.

The Company closed a non-brokered private equity placement for gross proceeds of $1,300, consisting of 1,494,253 units at C$0.87 per unit. Each unit consists of one common share of Fury Gold and one-half common share purchase warrant, two of which is exercisable to purchase one additional common share at C$1.20 per warrant share for a period of two years. Share issuance costs incurred in respect of the private placement were $78.

October 2025 financing

In October 2025, the Company issued a total of 15,918,000 flow-through shares for total gross proceeds of $18,000. Share issue costs related to the October 2025 Offering totaled $1,396, which included $1,198 in commissions and $198 in other issuance costs.

Reconciliation of use of fund of October 2025 funding

Fury’s stated use of proceeds for the October 2025 Offering was to pursue exploration opportunities at both its Quebec and Nunavut projects. The funds raised and the application of these funds and working capital is summarized below.

Q4 2025
Exploration and evaluation	(1,180)
G&A expenditures	-
Total	(1,180)
Amount raised	16,604
Remaining to be spent on Quebec and Nunavut projects	15,424

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

June 2025 financing

In June 2025, the Company issued 3,999,701 flow-through shares for gross proceeds of $3,080. Share issue costs related to the June 2025 Offering totaled $223, which included $183 in commissions and $40 in other issuance costs.

Reconciliation of use of fund of 2025 funding

Fury’s stated use of proceeds for the June 2025 Offering was to pursue exploration opportunities at both its Quebec and Nunavut projects. The funds raised and the application of these funds and working capital is summarized below.

	Q2 2025	Q3 2025	Q4 2025
Exploration and evaluation	-	(1,818)	(1,039)
G&A expenditures	-	-	-
Total	-	(1,818)	(1,039)
Amount raised	2,857	-	-
Remaining to be spent on Quebec and Nunavut projects	2,857	1,039	-

June 2024 financing

In June 2024 the Company issued 5,320,000 flow-through shares for gross proceeds of $5,001 (“June 2024 Offering”). Share issue costs related to the June 2024 Offering totaled $533, which included $300 in commissions and $233 in other issuance costs. The proceeds of the June 2024 Offering will be used for the Company’s exploration program in Quebec.

Reconciliation of use of fund of 2024 funding

Fury’s stated use of proceeds for the June 2024 Offering was for (i) exploration at Eau Claire, (ii) Geochemical sampling and exploration at Éléonore South. The funds raised and the application of these funds and working capital is summarized below.

	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Quebec explorations	(456)	(1,773)	(626)	(1,710)
G&A expenditures	-	-	-	-
Total	(456)	(1,773)	(626)	(1,710)
Amount raised	4,565	-	-	-
Remaining to be spent on Quebec projects	4,109	2,336	1,710	-

The Company use of fund from the 2024 financing is summarized below:

Financing	Intended Use of Funds ($,000)	Actual Use of Proceeds	Variance and Impact on Business Objectives and Milestones
June 2024 Financing: ● Issuance of 5,320,000 “flow-through” Common Shares for net proceeds of $4,565	● $2,500 for exploration on Eau Claire Project ● $2,000 to $2,500 for exploration at Éléonore South	Work commenced at Eau Claire at the end of Q2 2024 while drilling at Elenore South commenced in February 2025	N/A

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Exercise of share options and warrants

During the year ended December 31, 2025, 156,000 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.55 for gross proceeds of $85. An amount of $42 attributed to these share options was transferred from the equity reserves and recorded against share capital. There was no exercise of share purchase warrants.

As at December 31, 2025, the share options outstanding were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
C$0.53 – C$1.00	3,689,500	0.83	1.78	3,629,500	0.83	1.74
C$1.00 – C$1.85	2,616,659	1.06	1.14	2,616,659	1.06	1.14
C$2.05 – C$3.91	33,345	3.37	0.49	33,345	3.37	0.49
	6,339,504	0.94	1.51	6,279,504	0.94	1.48

The number of share purchase warrants outstanding at December 31, 2025 was as follows:

	Warrants outstanding	Weighted average exercise price (C$/share)
Outstanding, December 31, 2023	7,461,450	$1.20
Expired	(7,461,450)	1.20
Outstanding, December 31, 2024	-	-
Issued	13,029,435	1.00
Outstanding, December 31, 2025	13,029,435	$1.00

On January 9, 2025, the Company issued 590,000 DSU’s to directors and 1,142,500 RSU’s to officers, and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of $0.55 per unit, one third vesting annually on the anniversary and to be paid out as fully paid shares.

During the year ended December 31, 2025, the Company granted 140,000 share options, (December 31, 2024 – 245,000), to certain employees and consultants who provide defined on-going services to the Company, representative of employee service. In addition, during the year ended December 31, 2025, QPM options were converted to 282,470 share options of the Company.

The Company does not utilize off-balance sheet arrangements. Earn-in arrangements are not viewed as off-balance sheet arrangements, and there are no other commitments held by the Company at the balance sheet date.

As at March 31, 2026, there were 6,427,274 and 13,029,435 share options and warrants outstanding, respectively, with a weighted average exercise price of $0.94 and $1.00, respectively.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

7.5 Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at December 31, 2025: 189,143,299

Number of common shares issued and outstanding as at March 31, 2026: 190,123,861

7.6 Planned Exploration Activities

The Company is funded for its planned 2026 exploration programs, which include infill drilling at Eau Claire as well as a summer drill program at Committee Bay.

As at December 31, 2025, the Company had positive working capital of approximately $29 million, which the Company defines as total current assets less total current liabilities including a cash balance of $21 million (which excludes $0.1 million of restricted cash). As of the date of this MD&A, the Company's working capital is estimated to have declined by approximately $5 million since December 31, 2025, to pay for general corporate costs. The Company does not include its shares in Dolly Varden in working capital because it accounts for these shares as an affiliated entity. The Dolly Varden shares are eligible for sale and there is a reasonably liquid market for them. Subsequent to year end, an earlier announced merger of equals between Dolly Varden and Contango was approved at a shareholders meeting and regulatory approval was received on March 23, 2026 while the merger closed on March 26, 2026. The Company’s shareholding in Dolly Varden was converted into shares of Contango at a rate of 0.1652 Contango shares for each Dolly Varden share while converting from an investment in associate to marketable securities. The Company is no longer subject to any restrictions in its ability to sell these converted shares nor is it entitled to representation on the board as the Investor Rights Agreement of February 25, 2022 terminated on completion the merger of Dolly Varden and Contango. Tim Clark, Fury’s CEO also serves as a director of Contango with permission of the Fury Board.

7.7 Impairment of Mineral Properties

As required under IFRS Accounting Standards as issued by the IASB, we regularly assess whether impairment indicators are present and perform impairment testing as required.

In accordance with the Company’s accounting policies and processes, each asset or CGU is evaluated annually, to determine whether there are any indications of impairment or impairment reversal. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed. Given the Company’s persistent lower market capitalization compared to its mineral properties carrying value, the Company engaged a third-party valuation specialist, in consultation with management, to assess the recoverability of the carrying value of the Company’s properties. The Company assessed the recoverable value of the CGUs based on its fair value less cost of disposal (“FVLCD”).

The Company utilized a market approach, which takes into account valuations of similar public companies and comparable transactions, to determine a recoverable amount. The recoverable amount was calculated using in situ multiples identified through independent research. This analysis along with specific attributes of the Eau Claire and Committee Bay Project was used as the basis of determining a reasonable per ounce valuation for these to projects. The Éléonore South Project which did not have a Mineral Resource Estimate at the time, was valued through a primary market approach, based on its recent acquisition by the Company. The CGUs were categorised within the Level 3 of the fair value hierarchy, using a combination of inputs other than quoted prices which were observable and unobservable to determine the fair value of the assets.

Based on the Company’s assessment with respect to possible indicators of impairment, the Company concluded that as at December 31, 2024 impairment indicators exist and based on the impairment analysis performed, an impairment on its Eau Claire project of $88,885 and Committee Bay project of $11,988 totaling $100,873 was recorded. Estimating the in-situ multiples requires a significant management judgment due to the high degree of estimation uncertainty. Changes in the inputs used to determine the recoverable amount will result in a change to the valuation of the mineral properties and impairment expense. A 15% change in the in-situ values used, would give rise to a 13% change in the mineral properties values.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

The result of the impairment aligned the carrying value of these properties to the Company’s market capitalization value as at December 31, 2024, as per the guidance of IFRS 6.20(d). There was no indicator of impairment as at December 31, 2025.

Section 8: Financial risk summary

As at December 31, 2025, the Company’s financial instruments consist of cash, marketable securities, other investments, accounts receivable, deposits, accounts payable and accrued liabilities, and deferred government grants. The fair values of these financial instruments, other than the marketable securities and other investments, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end. The Company’s other investments, representing investments held in private entities, were classified as level 3 of the fair value hierarchy and measured at fair value based on unobservable inputs.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk, credit risk and market risk, including price risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s consolidated financial statements for the year ended December 31, 2025.

Section 9: Related party transactions and balances

9.1 UMS

The Company did not have any related party transactions as contemplated by securities policies dealing with protection of minority shareholders. The Company’s shared services provider arrangements are considered related party transactions for financial disclosure purposes. The Company owns 25% of the common shares of Universal Mineral Services Ltd (“UMS “) a shared services provider, with the other 75% owned by three other mineral exploration companies. UMS is a private company through which its four junior resource shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. This allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated for any participant upon providing 180 days’ notice.

All transactions with UMS have occurred in the normal course of operations, and all amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

	Years ended December 31
	2025	2024
Exploration and evaluation costs	$344	$233
General and administration	232	307
Total transactions for the period	$576	$540

The outstanding balance owing at December 31, 2025, was $57 (December 31, 2024 – $90) which is included in accounts payable and accrued liabilities.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at December 31, 2025, the Company expects to incur approximately $77 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company. The Company recognized a share-based compensation expense of $11 for the year ended December 31, 2025, in respect of share options issued to UMS employees (December 31, 2024 - $3 recovery) which is included within employee benefits and exploration and evaluation costs.

9.2 Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

The remuneration of the Company’s key management personnel was as follows:

	Years ended December 31
	2025	2024
Short-term benefits provided to executives (a)	$1,453	$1,306
Directors’ fees paid to non-executive directors	251	161
Share-based payments	594	724
Total	$2,298	$2,191

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statement of financial position, and other annual employee benefits.

Section 10: Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS Accounting Standards as issued by the IASB requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(a)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(b)	Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

(c)	Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit (“CGU”) level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

(d)	Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

(e)	Determination of control of subsidiaries and joint arrangements

Judgment is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

(f)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

(g)	Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgment is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS Accounting Standards as issued by the IASB requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgments are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(h)	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability.

(i)	Share-based compensation

The Company determines the fair value of equity-settled share-based payments using the fair value of the equity instruments at the grant date. For options granted, the Company uses the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

(j)	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 11: Application of new and revised accounting standards

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2025. The Company has not early adopted any of these pronouncements, and the impact of some on the financial statements are still being evaluated.

On May 30, 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements in IFRS 9 Financial Instruments and related requirements in IFRS 7 Financial Instruments: Disclosures. The amendments are effective for reporting periods beginning on or after January 1, 2026. Early application is permitted. The Company is currently evaluating the impact of the new standard on its financial statements.

On April 9, 2024, the IASB issued a new standard, called IFRS 18 Presentation and Disclosure in Financial Statements, which applies to an annual reporting period beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 includes requirements for all entities applying IFRS Accounting Standards as issued by the IASB for the presentation and disclosure of information in financial statements. The Company is currently evaluating the impact of the new standard on its financial statements.

Section 12: Controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. As of December 31, 2025, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P are effective as of December 31, 2025. No changes have occurred in the Company’s DC&P during year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

■	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; and

■

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

■

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

The Company's management, including the Company’s CEO and CFO, assessed the effectiveness of the Corporation's ICFR as of December 31, 2025, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2025, the Company's ICFR was effective. No changes have occurred in the Company’s ICFR during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR+ at www.sedarplus.com.

On behalf of the Board of Directors,

“Forrester A. Clark”

Forrester A. Clark

Chief Executive Officer

March 31, 2026

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2025

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)